December 5, 2007

Via Edgar and Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Attn:      Anthony Watson
                Staff Accountant

Re:	Asia Time Corporation
Item 4.02 of Form 8-K
Filed November 26, 2007
File No. 0-51981

Dear Mr. Watson:

On behalf of Asia Time Corporation, a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Amendment No. 1 to the Current Report on Form 8-K/A (“Amendment No. 1”) to the Current Form 8-K that was originally filed on Form 8-K on November 26, 2007.

Based upon the Staff’s review of the original filing, the Securities and Exchange Commission (the “Commission”) issued a comment letter dated November 27, 2007. The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

1.
Comment: Please provide a more detailed description of the nature of the restatements and the facts underlying your conclusion that the financial statements included in Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007 should no longer be relied upon. For example, based on your disclosure in Form 10-Q for the quarter ended September 30, 2007, you should disclose that payments of $317,000 to acquire equity control of Times Manufacture, which were charged to additional paid-in capital, should have been charged to income. Refer to Item 4.02(a)(2) of Form 8-K. In addition, please tell us the basis in GAAP for your revised accounting treatment citing relevant authoritative literature.

Response: We respectively note your comment and have revised the Form 8-K to provide a more detailed description of the nature of the restatements and the facts underlying the conclusion that the financial statements should no longer be relied upon.

Anthony Watson
December 5, 2007

The Company concluded that in a situation where an operating company (Times Manufacture) merges with a non-operating public shell company (SRKP 9, Inc.), generally accepted accounting principles require that the transaction be recorded as a corporate recapitalization of the operating company and not as a business combination. Accordingly, when the non-operating public shell company does not have any cash at closing, which was the case here, expenses related to such transaction should be charged to operations. The accounting for this type of “reverse acquisition” is set forth in “Item 1.F. (Reverse Acquisitions - Accounting Issues)” of Frequently Requested Accounting and Financial Reporting Interpretations and Guidance published by the Division of Corporation Finance on May 31, 2001. Specifically, Item 1.F.1 summarizes the staff’s position as follows:

Transaction costs (e.g., legal and investment banking fees, stock issuance fees, etc.) may be incurred in a reverse acquisition. In the merger of two operating companies, those costs will be, depending on their nature, either part of the purchase consideration that is allocated to the net assets of the acquired business, charged directly to equity as a reduction from the fair value assigned to shares issued, or expenses of the period. In contrast, an operating company's reverse acquisition with a non-operating company having some cash has been viewed by the staff as the issuance of equity by the accounting acquirer for the cash of the shell company. Accordingly, the staff believes transaction costs may be charged directly to equity only to the extent of the cash received, while all costs in excess of cash received should be charged to expense.

Based on the foregoing, the Company believes that the correction to the reverse acquisition accounting is appropriate under the circumstances and in accordance with generally accepted accounting principles.

2.	Comment: Please tell us when you intend to file the restated financial statements in amendments to Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007.

Response: We respectfully note your comment and supplementally inform you that the Company intends to file amendments to its March 31, 2007 and June 30, 2007 Form 10-Qs prior to December 31, 2007.

3.
Comment: Please tell us whether you have reconsidered the adequacy of your previous disclosures regarding the effectiveness of your disclosure controls and procedures in light of the restatements. When you amend your periodic reports to file the restated financial statements, please describe the effect of the restatement on the conclusion of your chief executive and chief financial officers regarding the effectiveness of your disclosure controls and procedures. If your chief executive and chief financial officers conclude that your disclosure controls and procedures were effective despite the restatement, describe the basis for their conclusion.

1 Can be found at: http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P162_22074.

Anthony Watson
December 5, 2007

Response: We respectfully note your comment and supplementally inform you that the Company will update its disclosures regarding its controls and procedures when the Company files the amendments to the March 31, 2007 and June 30, 2007 Form 10-Qs. The revisions to the disclosures regarding the controls and procedures will reflect the effect of the restatement on the conclusion of the Company’s chief executive and chief financial officers regarding the effectiveness of its disclosure controls and procedures.

Please do not hesitate to contact Anh Q. Tran, Esq. at (310) 552-5083 with any questions.

Sincerely,

/s/ Anh Q. Tran, Esq.

Anh Q. Tran, Esq.

cc: Kwong Kai Shun, Asia Time Corporation